As filed with the U.S. Securities and Exchange Commission on November 8, 2024

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HIGH INCOME SECURITIES FUND
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, Without Par Value
(Title of Class of Securities)

42968F108
(CUSIP Number of Class of Securities)

Phillip Goldstein
Chairman
High Income Securities Fund
615 East Michigan Street
Milwaukee, Wisconsin 53202
(888) 898-4107

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Thomas R. Westle
Blank Rome LLP
1271 Avenue of the Americas
New York, New York 10020
(212) 885-5239

□	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□	third party tender offer subject to Rule 14d-1

⌧	issuer tender offer subject to Rule 13e-4

□	going-private transaction subject to Rule 13e-3

□	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

□	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by High Income Securities Fund (the “Fund”), a Massachusetts business trust, to purchase for cash up to 10,675,000 of the Fund’s outstanding common shares of beneficial interest, without par value (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated November 8, 2024, and the related Letter of Transmittal, which are filed as exhibits to this Issuer Tender Offer Statement on Schedule TO. In accordance with the rules of the U.S. Securities and Exchange Commission (the “Commission”), the Fund may purchase additional shares not to exceed 2% of the outstanding shares (approximately 587,829 shares) without amending or extending the offer.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated November 8, 2024.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Shareholders.*
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press release issued on November 8, 2024.*
(b)	None.
(d)	None.
(g)	None.
(h)	None.
A	Calculation of Filing Fees Table.*

* Filed herewith.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

High Income Securities Fund

By:	/s/ Phillip Goldstein
Name:	Phillip Goldstein
Title:	Chairman

Dated:  November 8, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Exhibit No. In Filing

(a)(1)(i)	Offer to Purchase, dated November 8, 2024	99.(a)(1)(i)

(a)(1)(ii)	Letter of Transmittal	99.(a)(1)(ii)

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(iii)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	99.(a)(1)(iv)

(a)(1)(v)	Letter to Shareholders	99.(a)(1)(v)

(a)(5)(i)	Press release issued on November 8, 2024.	99.(a)(5)(i)

A	Calculation of Filing Fees Table.	99.A